Schedule A

dated November 8, 2012, as last revised October 2, 2013

to the

Investment Advisory Agreement dated November 8, 2012

by and between KraneShares Trust and Krane Funds Advisors, LLC

Fund Name	Effective Date	Advisory Fee
KraneShares Dow Jones China Select Dividend ETF		0.68%
KraneShares Dow Jones Global Luxury Consumer ETF		0.68%
KraneShares Dow Jones China Alternative Energy ETF		0.68%
KraneShares CSI China Internet ETF	7/31/2013	0.68%
KraneShares CSI China Consumer Staples ETF		0.68%
KraneShares CSI China Consumer Discretionary ETF		0.68%
KraneShares CSI China Five Year Plan ETF	7/22/2013	0.68%
KraneShares CSI China Urbanization ETF		0.68%
KraneShares Bosera MSCI China A Share ETF		1.10%